Hi -

In the past few years, QuantConnect has been hard at work democratizing finance.

Thanks to you, we were able to build a community of independent investors that have embraced the future of quant investing.

Today, we’re taking the next step as we open ownership of QuantConnect to our community. We’ve always existed to serve you and we believe that you will be our best advocates and investors.

We see a future where QuantConnect is the operating system that underpins every investment on the planet.

Learn more and invest now » http://wefunder.com/QuantConnect

- Jared Broad

Founder & CEO, Quant Connect

Hi

As a company built on the shoulders of its 200,000 community members, we believe crowdfunding is the obvious next stage for QuantConnect.

We’re envisioning a future where QuantConnect is entirely owned by the community.

Learn more and become a QuantConnect investor at http://wefunder.com/QuantConnect

- Jared Broad

Founder & CEO, Quant Connect

Hi -

The key to being a great quant investor is rapid evolution. This very idea of rapid evolution sits at the heart of our open-source platform, LEAN.

LEAN handles all of the data plumbing and technology infrastructure for you so you can focus on what matters most: creating brilliant strategies.

Some of the benefits of using LEAN are cross-asset portfolios, end-to-end quant trading, realistic simulations, and many more.

In the future, LEAN will be the OS that underpins all investment. But in order to do that, we want you to become one of our investors.

**Learn more and invest now
» [http://wefunder.com/QuantConnect](http://wefunder.com/QuantConnect**)**

- Jared Broad

Founder & CEO, Quant Connect

Hi -

Ever since I was young, I’ve noticed that the world operates under a system that favors the privileged few.

When I discovered quant investing, I saw a world that was 100% merit-based. However, I soon realized that top funds still hold exclusive access to tools, platforms, and systems that limit their client rosters to high-net-worth individuals. This leaves independent investors to fend for themselves.

This is why QuantConnect was born. We built an industry-leading platform with real-time data streams with features that big institutions wish they had at 1% of the cost.

Ten years later, QuantConnect remains the world’s most advanced quant trading platform.

As we exist to serve our community tirelessly, we believe that crowdfunding is the next step toward the future of finance.

Everyone in the community benefits from every investment.

**Learn more and invest now
» [http://wefunder.com/QuantConnect](http://wefunder.com/QuantConnect**)**

- Jared Broad

Founder & CEO, Quant Connect

Hi -

Beyond just equity, we've got a series of tiered perks depending on your level of investment. Each tier is cumulative. This means that the higher you invest, the more rewards you get.

Additionally, all of the upgrades that you select will be deployed to the LEAN open-source project and the QuantConnect cloud. This means that every user of QuantConnect will benefit from your contribution.

**Learn more and invest now
» [http://wefunder.com/QuantConnect](http://wefunder.com/QuantConnect**)**

- Jared Broad

Founder & CEO, Quant Connect

Hi -

We're excited about what's in store for QuantConnect in the coming years.

Imagine it's the year 2030:

- Every single brokerage is integrated with LEAN.

- QuantConnect now offers tens of thousands of data sets all updated in real-time and easily installed with a single line of code.

- Recent graduates of QuantConnect's free online quant degree are filling the rising demand for talented quantitative engineers.

- Most importantly, a no-code quant strategy builder will enable millions to build, test, trade, and share their ideas.

However, we can't make this future happen without you.

**Learn more and invest now
» [http://wefunder.com/QuantConnect](http://wefunder.com/QuantConnect**)**

- Jared Broad

Founder & CEO, Quant Connect

Hi {name} -

It’s your last chance to become a QuantConnect investor.

Your investment will power the next stage of open-source quant investing. We’ll use a third of the proceeds for research and development projects that our community of investors will select. The community benefits more as you invest.

We will also use a third of the proceeds for industry education and the widespread adoption of LEAN. In addition to coding Bootcamps, we’ll create more tutorials, software development kits, and even a college-level accredited course.

Lastly, we’re allocating the final third to capital restructuring to make sure that QuantConnect is owned by its community. We have an incredible opportunity to buy back ownership from a few of our current investors at a significant discount.

We believe in the open-source future of QuantConnect and we don’t want to pass it up.

Don’t miss out on the future of quant investing.

**Learn more and invest now
» [http://wefunder.com/QuantConnect](http://wefunder.com/QuantConnect**)**

- Jared Broad

Founder & CEO, Quant Connect